Mail Stop 4561

September 12, 2007

Mr. Edward J. Resch
Executive Vice President, Chief Financial Officer, and Treasurer
State Street Corporation
One Lincoln Street
Boston, MA 02111

> **Re:** **State Street Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 001-07511**

Dear Mr. Resch:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief